Mail Stop 4561

March 18, 2010

Richard E. Leigh, Jr., Esq., General Counsel
Motricity, Inc.
601 108th Ave. Northeast, Ste. 900
Bellevue, WA 98004

>        **Re:     Motricity, Inc.**
>                 **Amendment No. 1 to Registration Statement on Form S-1**
>                 **Filed March 8, 2010**
>                 **File No. 333-164471**

Dear Mr. Leigh:

We have reviewed the above-captioned filing and your response letter dated
March 8, 2010, and have the following comments. Where prior comments are referenced, they
refer to our letter dated February 18, 2010.

General

1.     We note your response to prior comment 13, which states that two reports used in the
       prospectus were custom reports prepared by the Yankee Group at your request.
       Please file a consent from the Yankee Group for your use of the custom reports, and
       revise your disclosure on page 30 to indicate that the two reports were prepared on
       your behalf.

Prospectus Summary, page 1

Overview, page 1

2.     We note your statement that for the year ended December 31, 2009, you generated
       revenue of $113.7 million. Please also reference your net loss of $16.3 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 40

General

3.     We note your response to prior comment 20, which states that you believe it is likely
       that your contracts with AT&T and Verizon Wireless "will be renewed on favorable
       terms based on the status of the Company's relationship with those customers and
       progress in negotiations to extend those contracts." Given the potential material
       impact of losing either of these contracts, please tell us what consideration you gave

to including disclosure in the MD&A section of the filing that is consistent with your response.

Results of Operations, page 54

4.      We reissue and clarify prior comment 21.  Tell us what consideration you gave to disclosing the composition of managed services revenue by type of fee for each of the periods presented.  For example, it may be useful to indicate the amount of revenue generated from fixed monthly fees to host the software platform solution, variable monthly subscription fees, and any other significant type of fee.

Executive Compensation, page 89

Compensation Discussion and Analysis, page 89

5.      We note your response to prior comment 25, which states that based upon a preliminary analysis, you do not believe that your compensation practices lead to excessive risk-taking.  In your response letter, please tell us the process you undertook to reach that conclusion.

Pay Mix, page 92

6.      We note your response to prior comment 27.  The disclosure added to pages 90-91 appears to solely compare cash compensation against your peer group.  Because Messrs. Hebner, Smith and Ryan received equity awards in 2009 in connection with the commencement of their employment, please revise to also disclose whether the total compensation amounts awarded to your named executive officers for fiscal 2009 were at, above, or below the 50th percentile of the benchmarking group.

Director Compensation, page 115

7.      On page 115, you disclose that the summary table includes the amounts paid in 2009 to your non-employee board members (other than directors receiving compensation from and appointed by your principal stockholders).  Item 402(a)(2) of Regulation S-K states that all compensation shall be reported pursuant to Item 402, even if also called for by another requirement, including "transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director."  If any of the directors appointed by your principal stockholders received compensation from your principal stockholders in 2009 for services rendered to the company and its subsidiaries, please revise to disclose this information.

8.      Footnote 3 on page 116 states that Mr. Lawless's option awards granted in 2009 began "retroactively vesting" on August 7, 2008.  Please explain.

Certain Relationships and Related Party Transactions, page 120

Direct to Consumer Business, page 122

9.      Please revise your disclosure in this section to provide a brief overview of the additional information provided in your response to prior comment 45.

Transactions Related to the Negotiation of the InfoSpace Acquisition, page 123

10.     We note your response to prior comment 49.  You do not appear to have disclosed the process the company used in determining the number of shares underlying warrants to be issued, who was involved in the process, and how you determined the number of shares underlying the warrants and the exercise price.  Please revise.

Index to Consolidated Financial Statements, page F-1

11.     We note that you have removed the financial statements of Mobile Data Infrastructure Business in Amendment No. 1 to Form S-1.  Please explain and cite the authoritative literature relied upon.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

12.     We note your response to prior comment 51.  Tell us what consideration you gave to clarifying in your disclosure why you do not consider the professional services to be a separate unit of accounting in arrangements that do not give the customer the right to take possession of the software.

13.     We note your response to prior comment 52.  Tell us what consideration you gave to clarifying in your disclosure that the software deliverable is accounted for together with the professional services in arrangements that give the customer the right to take possession of the software.  In addition, tell us what consideration you gave to separately presenting sales and cost of sales related to software products on the face of the statements of operations following Rules 5-03.1 and 2 of Regulation S-X.

*       *       *       *       *

As appropriate, please amend your filing in response to these comments.  Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.

Richard E. Leigh, Jr., Esq.
Motricity, Inc.
March 18, 2010
Page 4

Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428.  If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,


Barbara C. Jacobs
Assistant Director


cc:     Via Facsimile (212) 446-4900
        Mark D. Director, Esq.
        Christian O. Nagler, Esq.
        Kirkland & Ellis LLP